UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          NAVIOS MARITIME PARTNERS L.P.
                                (Name of Issuer)

                                  Common Units
                         (Title of Class of Securities)

                                    Y62267102
                                 (CUSIP Number)

                                November 12, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                   [ ] Rule 13d-1(b)
                                   [X] Rule 13d-1(c)
                                   [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 14 Pages
                             Exhibit Index: Page 10

CUSIP NO.  Y62267102                                         Page 2 of 14 Pages

1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC


2   Check the Appropriate Box If a Member of a Group (See Instructions)
                                   a. [   ]
                                   b. [ X ]

3   SEC Use Only

4   Citizenship or Place of Organization

                  DELAWARE

                            5      Sole Voting Power
 Number of                                600,000
  Shares
Beneficially                6      Shared Voting Power
 Owned By                                 0
  Each
Reporting                   7      Sole Dispositive Power
 Person                                   600,000
 With
                            8      Shared Dispositive Power
                                          0

9   Aggregate Amount Beneficially Owned by Each Reporting Person

                            600,000

10  Check Box If the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)

                            [   ]

11  Percent of Class Represented By Amount in Row (9)

                            5.71%

12  Type of Reporting Person (See Instructions)

                            OO, IA

CUSIP NO.  Y62267102                                          Page 3 of 14 Pages

1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS


2   Check the Appropriate Box If a Member of a Group (See Instructions)
                                   a. [   ]
                                   b. [ X ]

3   SEC Use Only

4   Citizenship or Place of Organization

                  UNITED STATES

                            5      Sole Voting Power
 Number of                                 0
  Shares
Beneficially                6      Shared Voting Power
 Owned By                                 600,000
  Each
Reporting                   7      Sole Dispositive Power
 Person                                   0
 With
                            8      Shared Dispositive Power
                                          600,000

9   Aggregate Amount Beneficially Owned by Each Reporting Person

                            600,000

10  Check Box If the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)

                            [   ]

11  Percent of Class Represented By Amount in Row (9)

                            5.71%

12  Type of Reporting Person (See Instructions)

                            IA

CUSIP NO.  Y62267102                                          Page 4 of 14 Pages

1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

                  ROBERT SOROS


2   Check the Appropriate Box If a Member of a Group (See Instructions)
                                   a. [   ]
                                   b. [ X ]

3                 SEC Use Only

4   Citizenship or Place of Organization

                  UNITED STATES


                            5      Sole Voting Power
 Number of                                0
  Shares
Beneficially                6      Shared Voting Power
 Owned By                                 600,000
  Each
Reporting                   7      Sole Dispositive Power
 Person                                   0
 With
                            8      Shared Dispositive Power
                                          600,000

9   Aggregate Amount Beneficially Owned by Each Reporting Person

                  600,000

10  Check Box If the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)

                  [   ]

11  Percent of Class Represented By Amount in Row (9)

                  5.71%

12  Type of Reporting Person (See Instructions)

                  IA

CUSIP NO.  Y62267102                                          Page 5 of 14 Pages

1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

                  JONATHAN SOROS


2   Check the Appropriate Box If a Member of a Group (See Instructions)
                  a.  [   ]
                  b.  [ X ]

3   SEC Use Only

4   Citizenship or Place of Organization

                  UNITED STATES

                            5      Sole Voting Power
 Number of                                 0
  Shares
Beneficially                6      Shared Voting Power
 Owned By                                 600,000
  Each
Reporting                   7      Sole Dispositive Power
 Person                                   0
 With
                            8      Shared Dispositive Power
                                          600,000

9   Aggregate Amount Beneficially Owned by Each Reporting Person

                  600,000

10  Check Box If the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)

                  [   ]

11  Percent of Class Represented By Amount in Row (9)

                  5.71%

12  Type of Reporting Person (See Instructions)

                  IA

CUSIP NO.  Y62267102                                          Page 6 of 14 Pages

Item 1(a)  Name of Issuer:  Navios Maritime Partners L.P. (the "Issuer").

     1(b)  Address of the Issuer's Principal Executive Offices:

           85 Akti Miaouli Street
           Piraeus, Greece 185 38

Item 2(a)  Name of Person Filing

           The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

           i)     Soros Fund Management LLC ("SFM LLC");

           ii)    George Soros;

           iii)   Robert Soros; and

           iv)    Jonathan Soros.

           This statement relates to Shares (as defined herein) held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. George Soros serves as Chairman of SFM LLC, Robert Soros serves as Deputy Chairman of SFM LLC, and Jonathan Soros serves as President and Deputy Chairman of SFM LLC.

Item 2(b)  Address of Principal Business Office or, if None, Residence:

           The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c)  Citizenship:

           i) SFM LLC is a Delaware limited liability company;

           ii) George Soros is a United States citizen;

           iii) Robert Soros is a United States citizen; and

           iv) Jonathan Soros is a United States citizen.


Item 2(d)  Title of Class of Securities:

           Common Units (the "Shares").

Item 2(e)  CUSIP Number:

           Y62267102

CUSIP NO.  Y62267102                                          Page 7 of 14 Pages

Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
           (c), check whether the person filing is a:

           This Item 3 is not applicable.

Item 4.    Ownership:

Item 4(a)  Amount Beneficially Owned:

           As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 600,000 Shares.

Item 4(b)  Percent of Class:

           Each of the  Reporting  Persons  may be deemed  to be the  beneficial
           owner  of   approximately   5.71%  of  the  total  number  of  Shares
           outstanding.

Item 4(c)  Number of shares as to which such person has:

           SFM LLC
           -------
           (i)    Sole power to vote or direct the vote:                        600,000
           (ii)   Shared power to vote or to direct the vote                          0
           (iii)  Sole power to dispose or to direct the disposition of         600,000
           (iv)   Shared power to dispose or to direct the disposition of             0

           George Soros
           ------------
           (i)    Sole power to vote or direct the vote:                              0
           (ii)   Shared power to vote or to direct the vote                    600,000
           (iii)  Sole power to dispose or to direct the disposition of               0
           (iv)   Shared power to dispose or to direct the disposition of       600,000

           Robert Soros
           ------------
           (i)    Sole power to vote or direct the vote:                              0
           (ii)   Shared power to vote or to direct the vote                    600,000
           (iii)  Sole power to dispose or to direct the disposition of               0
           (iv)   Shared power to dispose or to direct the disposition of       600,000

           Jonathan Soros
           --------------
           (i)    Sole power to vote or direct the vote:                              0
           (ii)   Shared power to vote or to direct the vote                    600,000
           (iii)  Sole power to dispose or to direct the disposition of               0
           (iv)   Shared power to dispose or to direct the disposition of       600,000


CUSIP NO.  Y62267102                                          Page 8 of 14 Pages

Item 5.    Ownership of Five Percent or Less of a Class:

           This Item 5 is not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           The shareholders of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           This Item 7 is not applicable.

Item 8.    Identification and Classification of Members of the Group:

           This Item 8 is not applicable.

Item 9.    Notice of Dissolution of Group:

           This Item 9 is not applicable.

Item 10.   Certification:

           By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO.  Y62267102                                          Page 9 of 14 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 21, 2007           SOROS FUND MANAGEMENT LLC

                                   By:    /s/Jodye Anzalotta
                                          --------------------------------------
                                          Jodye Anzalotta
                                          Assistant General Counsel


Date:  November 21, 2007           GEORGE SOROS

                                   By:    /s/Jodye Anzalotta
                                          --------------------------------------
                                          Jodye Anzalotta
                                          Attorney-in-Fact

Date:  November 21, 2007           ROBERT SOROS

                                   By:    /s/Jodye Anzalotta
                                          --------------------------------------
                                          Jodye Anzalotta
                                          Attorney-in-Fact

Date:  November 21, 2007           JONATHAN SOROS

                                   By:    /s/Jodye Anzalotta
                                          --------------------------------------
                                          Jodye Anzalotta
                                          Attorney-in-Fact

CUSIP NO.  Y62267102                                         Page 10 of 14 Pages


                                  EXHIBIT INDEX

                                                                        Page No.

A. Joint Filing Agreement, dated as of November 21, 2007, by and among Soros Fund Management LLC, George Soros, Robert Soros, and
     Jonathan Soros...................................................     11

B.   Power of Attorney, dated June 16, 2005, granted by George Soros in favor of Amando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay
     Schoenfarber, and Robert Soros...................................     12

C.   Power of Attorney, dated as of October 3, 2007, granted by Robert
     Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann
     Canfield, Jay Schoenfarber, and David Taylor.....................     13

D.   Power of Attorney, dated as of October 3, 2007, granted by
     Jonathan Soros in favor of Armando T. Belly, Jodye Anzalotta,
     Maryann Canfield, Jay Schoenfarber, and David Taylor.............     14

CUSIP NO.  Y62267102                                         Page 11 of 14 Pages



                                    EXHIBIT A
                             JOINT FILING AGREEMENT

           The undersigned hereby agree that the Schedule 13G with respect to the Common Units of Navios Maritime Partners L.P., dated as of November 21, 2007, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  November 21, 2007           SOROS FUND MANAGEMENT LLC

                                   By:    /s/Jodye Anzalotta
                                          --------------------------------------
                                          Jodye Anzalotta
                                          Assistant General Counsel


Date:  November 21, 2007           GEORGE SOROS

                                   By:    /s/Jodye Anzalotta
                                          --------------------------------------
                                          Jodye Anzalotta
                                          Attorney-in-Fact

Date:  November 21, 2007           ROBERT SOROS

                                   By:    /s/Jodye Anzalotta
                                          --------------------------------------
                                          Jodye Anzalotta
                                          Attorney-in-Fact

Date:  November 21, 2007           JONATHAN SOROS

                                   By:    /s/Jodye Anzalotta
                                          --------------------------------------
                                          Jodye Anzalotta
                                          Attorney-in-Fact

CUSIP NO.  Y62267102                                         Page 12 of 14 Pages



                                    EXHIBIT B

                                POWER OF ATTORNEY

           KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and ROBERT SOROS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

     All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

     Execution of this power of attorney revokes that certain Power of Attorney dated as of the 11th March 2005 with respect to the same matters addressed above.

     This power of attorney shall be valid from the date hereof until revoked by me.

     IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of June 2005.

                                   GEORGE SOROS

                                   /s/ Daniel Eule
                                   ---------------------------------------------
                                   Daniel Eule
                                   Attorney-in-Fact for George Soros

CUSIP NO.  Y62267102                                         Page 13 of 14 Pages


                                    EXHIBIT C

                                POWER OF ATTORNEY

           KNOW ALL MEN BY THESE PRESENT, that I, ROBERT SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

     All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

     This power of attorney shall be valid from the date hereof until revoked by me.

     IN WITNESS WHEREOF, I have executed this instrument as of the 3rd day of October 2007.

                                   ROBERT SOROS

                                   /s/ Robert Soros
                                   ---------------------------------------------

CUSIP NO.  Y62267102                                         Page 14 of 14 Pages


                                    EXHIBIT D

                                POWER OF ATTORNEY

           KNOW ALL MEN BY THESE PRESENT, that I, JONATHAN SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President and Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or
Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

           All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

           This power of attorney shall be valid from the date hereof until revoked by me.

           IN WITNESS WHEREOF, I have executed this instrument as of the 3rd day of October 2007.

                                   JONATHAN SOROS

                                   /s/ Jonathan Soros
                                   ---------------------------------------------